# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONITY GROUP INC., CIK 0000873860
CUSIP: 675746606
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1661 Worthington Road, Suite 100, West Palm Beach, Florida (FL), 33409
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001161697-19-000111
Filed by CIK 0001770593

## Reporting persons
- Roberto Marco Sella: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 122,604; shared voting power 22,739; sole dispositive power 122,604; shared dispositive power 22,739; aggregate amount beneficially owned 145,343 (1.85% of the class)

## Item 1. Issuer
Name of issuer: ONITY GROUP INC.
Address of issuer's principal executive offices: 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409

## Item 2. Person Filing
Name of person filing: Mr. Roberto Marco Sella (collectively, the "Reporting Person")
Address of principal business office or, if none, residence: 2400 Market Street, Ste 302, Philadelphia, PA 19103
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) with respect to the Reporting Person is set forth in Rows (5) - (11) of the cover page hereto and is incorporated into this Item 4 by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Roberto Marco Sella: /s/ Roberto Marco Sella, Roberto Marco Sella (01/24/2025)